December 23, 2009

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 28

File Nos. 333-132541; 811-21872

Dear Mr. Barrientos:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 28 to the Registrant’s Registration Statement filed in order to register shares of the Compass EMP Alternative Investment Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:

In the “Risk/Return Summary, Principal Strategies” section, please separate the disclosure on a Fund-by-Fund basis so that the reader is more easily able to determine what disclosure relates to what Fund.

Response:	The disclosure has been revised as requested.
Comment 2:	In the “Risk/Return Summary, Principal Strategies” section, please define “alternatives.”
Response:

The Prospectus defines alternative ETFs as commodity, currency, hedging and real estate ETFs in the “Risk/Return Summary, Principal Strategies” section.  Therefore, the Registrant does not believe that further disclosure is necessary.

Comment 3:

In the “Risk/Return Summary, Principal Strategies” section, under the heading “Asset Class and Market Criteria,” please add disclosure regarding the meaning of the statement “unless market liquidity or ETF liquidity dictates otherwise.”

Response:

The disclosure has been revised as follows:

All asset classes and markets are considered unless the Advisor determines that the market ~~liquidity~~ or ETF ~~liquidity dictates otherwise~~is not sufficiently liquid.

Comment 4:

In the “Risk/Return Summary, Principal Strategies” section, under the heading “Asset Class and Market Criteria,” with regard to the statement that the Fund will invest in “ETFs that use hedging techniques,” if the Fund will invest in leveraged ETFs for more than one day, then please add disclosure regarding the risks of such investments.

Response:	The investment adviser has stated to the Registrant that the Fund will not invest in leveraged ETFs.
Comment 5:

In the “Risk/Return Summary, Principal Strategies” section, under the heading “Asset Class and Market Criteria,” please clarify the meaning of the statement “index with the most rolling 3-year periods of positive Sharpe Ratio (risk/adjusted return versus Treasury Bills).”

Response:

The disclosure has been revised as follows:

If more than one enhanced ETF is available within an asset class or market segment, the ETF ~~that tracks the index~~ with the ~~most rolling 3- year periods of positive Sharp Ratio (~~highest risk adjusted ~~return versus Treasury Bills)~~performance over various time periods will be selected.

Comment 6:

In the “Risk/Return Summary, Principal Risks of Investing in the Fund” section, please separate the disclosure on a Fund-by-Fund basis so that the reader is more easily able to determine what disclosure relates to what Fund.

Response:	The disclosure in the “Risk/Return Summary, Principal Risks of Investing in the Fund” has been revised to indicate that each risk applies to each Fund unless otherwise indicated.
Comment 7:

In the “Fees and Expenses of the Fund” section, the stated expense limitations in footnote 3 to the “Annual Fund Operating Expenses” table appears to be inconsistent with the expense ratios indicated in the table.  Specifically, for each class to have the expense ratios indicated in the table, the classes would have to have different expense limitations; however, the disclosure indicates the expense limitation is the same for each class.

Response:	The 1.20% expense limitation excludes 12b-1 fees. The differences in the ratios are consistent with the varying 12b-1 fees.
Comment 8:	In the “Fees and Expenses of the Fund” section, note that the expiration date for the expense limitation must be at least one year from the effective date of the prospectus.
Response:	The disclosure has been revised to indicate that the expense limitation agreement is in place until December 31, 2010.
Comment 9:	In the “Fees and Expenses of the Fund” section, please complete the expense examples for Class T.
Response:	The expense examples will be updated in the 497 filing.
Comment 10:	In the “Prior Performance of the Advisor” section, please confirm that the composite referenced includes all registered investment companies managed by the advisor.
Response:

Apart from the Compass EMP Funds, which are not included in the composite information because they do not yet have a full calendar year of performance, Compass Advisory Group, LLC does not manage, and has not managed, any other registered investment companies.

Comment 11:

In the “Prior Performance of the Advisor “ section, please add to the disclosure regarding “differences in the fees and expenses” of the Fund and the client accounts managed by Compass Advisory Group, LLC a statement that fees and expenses of the Advisor’s separately managed accounts are lower than those of the Fund and therefore, the Fund’s actual performance would be lower if the Fund’s fees were imposed.

Response:

The fees charged to separate accounts managed by the Advisor may be lower or higher than the fees and expenses of the Funds, depending on whether or not the client invests directly with the Advisor or through an asset management program.

The disclosure has revised as follows:

~~The~~Fees and expenses of some of the private accounts managed by the Sub-Advisor are generally lower than those of the Fund and therefore, the Fund’s results ~~may~~would be lower than the ~~composite performance figures shown because of, among other things, differences in fees and expenses.~~returns reflected below. The Fund’s results ~~may~~would also be lower because private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds by the Investment Company Act of 1940 or the Internal Revenue Code, which, if applicable, could have adversely affected the performance of the client accounts.

Statement of Additional Information

Comment 1:

In the “Disclosure of Portfolio Holdings/Service Providers” section, please revise the disclosure to include the information regarding the frequency and lag time of disclosure of portfolio holdings in the same paragraph.

Response:

The Registrant believes that it would be confusing to revise the disclosure as requested.  Currently, information regarding disclosure of portfolio holdings information is separated into sections regarding disclosure (i) in SEC filings; (ii) to service providers; and (iii) to ratings agencies.  To combine the “Service Providers” and “Other Disclosure” subsections would imply that ratings agencies are service providers to the Funds, which they are not.  Unlike the transfer agent, fund accountant or custodian, a ratings agency has not entered into a contract with the Fund.  By comparison, the ratings agencies referenced are gatherers of statistical information and do not provide any services specifically for the Funds.

Comment 2:

In the “Distributor” section, the disclosure regarding the Master Class, Class C and Class T Distribution Plans appears generally inconsistent with the Plans themselves (e.g., the Class A Plan indicates that the annual fee “is” 0.50% whereas the Statement of Additional Information indicates that the annual fee is “up to” 0.50% pursuant to the Plan).  Please revise the disclosure for consistency with the Plans.

Response:	The Registrant will revise the Master Class A, Class C and Class T Distributions Plans for consistency with the disclosure in the Statement of Additional Information.
Comment 3:

In the “Distributor” section, the disclosure appears to indicate that each class of shares has its own servicing agreement.  If all classes may pay a service fee pursuant to the Distribution Plan, please clarify the reference to the Service Agreements, including an explanation as to what the service fee is and why the fee is not included in the 12b-1 Plan.  Please also indicate whether the service fee and the distribution fee are different or the same and confirm that the fees are reflected in the fee table.

Response:

Each class of shares does not have its own servicing agreement.  The servicing agreements are between various Service Organizations and the Distributor and can apply to multiple classes and multiple funds.

The disclosure has been revised as follows for clarity:

The~~12b-1 Fee to the Distributor is calculated and paid monthly and the service fee to Service Organizations is calculated quarterly and paid the month following the calculation. In return, the~~ Advisor will bear all expenses in connection with the distribution of shares of each Fund, such as, among other expenses: ~~expenses of persons who provide support services in connection with the distribution of shares;~~ costs relating to the formulation and implementation of marketing and promotional activities; and costs of printing and distributing prospectuses, reports and sales literature to prospective shareholders.

The service fee is included in the 12b-1 fee and both are reflected in the “Distribution and/or Service (12b-1) Fees” row in the fee table.

Comment 4:

The Distribution Plans do not indicate that the service fee can be used for distribution purposes although in the “Distributor” section, the disclosure appears to indicate that the service fee is used for such purposes.  If the service fee is to be used for distribution, the Plans should indicate as much.

Response:

The Registrant does not believe this disclosure is inconsistent with the Distribution Plans.  The Plans call for 12b-1 payments to be made to the Advisor.  To the extent the Distributor incurs expenses in connection with the distribution of the Fund’s shares, the Advisor will reimburse the Distributor out of those 12b-1 payments.

However, the disclosure has been revised as follows for clarity:

The~~12b-1 Fee to the Distributor is calculated and paid monthly and the service fee to Service Organizations is calculated quarterly and paid the month following the calculation. In return, the~~ Advisor will bear all expenses in connection with the distribution of shares of each Fund, such as, among other expenses: ~~expenses of persons who provide support services in connection with the distribution of shares;~~ costs relating to the formulation and implementation of marketing and promotional activities; and costs of printing and distributing prospectuses, reports and sales literature to prospective shareholders.

Comment 6:	In the “Distributor” section, please clarify the source of the “payments to dealers who are holders or dealers of record for accounts in the Fund.”
Response:

The disclosure has been revised as follows:

The Advisor may make payments using 12b-1 Fees or out of its own legitimate profits to dealers who are holders or dealers of record for accounts in the Fund.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP